FORM 6-K

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                    Report of Foreign Issuer

                Pursuant to Rule 13a-16 or 15d-16
             of the Securities Exchange Act of 1934

    For the month ended
                                             Commission File
                                                 Number
       November 2005                              1-32608

                        VIREXX MEDICAL CORP.
                 (Translation of registrant's name
                           into English)

                   8223 Roper Road NW, Edmonton,
                      Alberta, Canada T6E 6S4
                  (Address of principal executive
                              offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F x     Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________















                          EXHIBIT LIST

Exhibit           Description
99.1    News      (ViRexx Announces Third Quarter Results)
Release
99.2              (Financial  Statements  for  the  Quarter   ended
                September 30, 2005)
99.3    News      (ViRexx  Announces  Marc  Canton  to  Present  at
Release          Technology Finance Conference 2005)
99.4    News      (ViRexx  Announces Positive Interim  Results  for
Release          OcclusinT 50 Injection)

                            SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                VIREXX MEDICAL CORP.


Date:  November 23, 2005        By  /s/  Marc Canton
                               :


                                  Marc Canton, President